Mail Stop 4561

July 11, 2006

Louis J. Rogers
President
NNN Apartment REIT, Inc.
1551 N. Tustin Avenue, Suite 200
Santa Ana, CA 92705

Re: **NNN Apartment REIT, Inc.**
       Registration Statement on Form S-11
       File No. 333-130945
       Sales Materials submitted June 2, 2006

Dear Mr. Rogers:

        We have reviewed your PowerPoint presentations and other marketing materials provided supplementally and have the following comments. Where indicated, we think you should revise your materials in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Sales Materials

1.   We note the cover and prospect letters included with the sales materials. Please tell us whether these letters are intended to be sent by broker-dealers affiliated with NNN Apartment REIT. If so, please revise to include a brief description of this affiliation and any conflicts associated with such affiliation. Otherwise, please tell us the basis for statement that, each year, the broker-dealer selects "a few new programs that we think are appropriate for consideration by our clients," and the statement that "few" of potential investment opportunities "are worth passing along" to prospective investors.

2.   Some of the information on the postcards appears to go beyond the information permitted by Rule 134. Please limit the postcards to information that is expressly permitted by Rule 134 or confirm that each postcard will be accompanied or preceded by a prospectus.

3.   We note the Highlight Sheet for Registered Representatives. Please expand your disclosure regarding the share repurchase plan to briefly describe the significant restrictions on this plan. Also, please confirm to us that this material will be accompanied or preceded by a copy of your prospectus.

PowerPoint Presentations

Investor Presentation

4.   Please revise the sixth and eighth risk factor bullet points on the second and third pages of the presentation to be consistent with the summary risk factors described in the prospectus.

5.   The slide on page 10 suggests that the four properties may be owned by other programs sponsored by Triple Net. If so, please revise the caption under the photographs to clarify the ownership of these properties. If not, please remove the photographs. Provide conforming changes in your other presentations.

6.   Please include a caption to the picture on page 21, indicating that you do not own and will not acquire the property shown. Make conforming changes as appropriate throughout your power point presentations.

7.   We note the reference on page 22 to your projected $2 billion portfolio. Please expand your disclosure in each presentation to clarify that this portfolio is only possible if you sell the maximum amount of the offering and that the minimum offering is only $2,000,000.

8.   We note the statements on pages 24 and 26 that you will use leverage up to 60% of the properties combined fair value. Please reconcile these statements in each presentation with the statements on page 3 and throughout the prospectus that you may incur debt up to 300% of your net assets.

9.   We note the hypothetical on page 25. For balance, please include another hypothetical that shows the size and value of your portfolio if you are able to sell less than the full amount of the offering. Provide conforming changes in the Financial Advisor Presentation.

10.   We note your statement on page 27 that the share repurchase plan will be fair and flexible for those investors needing their funds prior to the program going full cycle. Please

> expand your disclosure in each presentation to explain what you mean by "fair and flexible" and describe the significant restrictions associated with your share repurchase program.

11.   We note your statements on page 30 regarding the upside for the advisor. Please expand your disclosure to briefly describe and quantify all the fees payable to the advisor and its affiliates, including offering fees. For example, we note the description of other fees on page 32 of the Financial Advisor Presentation.

Financial Advisor Presentation

12.   We note your statement on page 25 regarding approximately $3 billion of total market value in properties. Please reconcile this statement with the references in the other presentations regarding $2 billion of total market value.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Telewicz at (202) 551-3438, or Jorge L. Bonilla, Senior Staff Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: James L. Weinberg, Esq. (*via facsimile*)
        Hirschler Fleischer, A Professional Corporation